Exhibit 99.1

First Mining Files Preliminary Base Shelf Prospectus and Registration Statement

VANCOUVER, BC, Sept. 3, 2021 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) announces that it has filed a preliminary short form base shelf prospectus (the "Preliminary Shelf Prospectus") with the securities commissions in each of the provinces of Canada, and a corresponding registration statement on Form F-10 (the "Registration Statement") with the United States Securities and Exchange Commission (the "SEC") under the U.S./Canada Multijurisdictional Disclosure System.

First Mining has filed this Preliminary Shelf Prospectus and the Registration Statement to provide the Company with greater financial flexibility going forward but has not entered into any agreements or arrangements to authorize or offer any Securities (as defined below) at this time.

When made final or effective, the Preliminary Shelf Prospectus and corresponding Registration Statement will allow First Mining to undertake offerings of common shares (including common shares issued on a "flow-through" basis), preferred shares, warrants, subscription receipts and units (collectively, the "Securities"), or any combination thereof, up to an aggregate total of C$100 million from time to time during the 25-month period that the final short form base shelf prospectus remains effective. The Securities may be offered in amounts, at prices and on terms to be determined at the time of sale and, subject to applicable regulations, may include "at-the-market" transactions, public offerings or strategic investments. The specific terms of any offering of Securities, including the use of proceeds from any offering, will be set forth in one or more shelf prospectus supplement(s) to be filed with applicable securities regulators.

A copy of the Preliminary Shelf Prospectus, and copies of the final short form base shelf prospectus and any shelf prospectus supplements that may be filed in the future, can be found under the Company's SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov, or may be obtained by request to Samir Patel, First Mining's General Counsel & Corporate Secretary, Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia  V6E 4A2, Canada (tel: 1-844-306-8827), or to info@firstmininggold.com.

No securities regulatory authority has either approved or disapproved the contents of this news release. The Registration Statement filed today with the SEC has not yet become effective. No Securities may be sold, nor may offers to buy be accepted, prior to the time the Preliminary Shelf Prospectus and Registration Statement become effective. This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About First Mining Gold Corp.

First Mining is a Canadian gold developer focused on the development and permitting of the Springpole Gold Project in northwestern Ontario. Springpole is one of the largest undeveloped gold projects in Canada. The results of a positive Pre-Feasibility Study for the Springpole Gold Project were announced by First Mining in January 2021, and permitting activities are on-going with submission of an Environmental Impact Statement ("EIS") for the project targeted for 2021. The Company also holds a large equity position in Treasury Metals Inc. who are advancing the Goliath Gold Complex toward construction. First Mining's portfolio of gold projects in eastern Canada also includes the Pickle Crow (being advanced in partnership with Auteco Minerals Ltd.), Hope Brook (being advanced in partnership with Big Ridge Gold Corp.), Cameron, Duparquet, Duquesne, and Pitt gold projects.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.
Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", "targeted", "advancing", "proving" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the filing and effectiveness of the final base shelf prospectus and corresponding Registration Statement; (ii) the filing and effectiveness of any potential prospectus supplement; (iii) the amount and terms of any Securities to be offered; (iv) the Company's focus on advancing its assets towards production; (v) timing for the submission of the EIS for the Springpole Gold Project; and (vi) realizing the value of the Company's gold projects for the Company's shareholders. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors.  Such factors include, without limitation: the timing and filing of the final base shelf prospectus and corresponding Registration Statement; the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approval for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2020 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") 2014 Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities and Exchange Commission (the "SEC") rules applicable to domestic United States companies. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined under the 2014 CIM definition standards, and are required to be disclosed by NI 43-101. However, these terms are not defined under the SEC rules applicable to domestic United States companies. Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.

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SOURCE First Mining Gold Corp.

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%CIK: 0001641229

For further information: Richard Huang, Vice President, Corporate Development, Direct: +1 604 639 8824, Toll Free: 1 844 306 8827, Email: info@firstmininggold.com, www.firstmininggold.com

CO: First Mining Gold Corp.

CNW 16:30e 03-SEP-21